UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

DEALERTRACK HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

242309102

(CUSIP Number)

January 20, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 242309102	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) CoreLogic, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 242309102	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) CoreLogic Solutions, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 242309102	13G/A	Page 4 of 7 Pages

Item 1 (a)	Name of Issuer.

DealerTrack Holdings, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices.

1111 Marcus Avenue

Suite M04

Lake Success, New York 11042

Item 2 (a)	Name of Persons Filing.

CoreLogic, Inc.

CoreLogic Solutions, LLC

Item 2 (b)	Address of Principal Business Office, or if none, Residence.

CoreLogic:   4 First American Way

                      Santa Ana, CA 92707

CoreLogic

Solutions:   4 First American Way

                   Santa Ana, CA 92707

Item 2 (c)	Citizenship.

CoreLogic: Delaware

CoreLogic Solutions: California

Item 2 (d)	Title of Class of Securities.

Common Stock, Par Value $0.01 per share

Item 2 (e)	CUSIP No.

242309102

Item 3	Type of Filing Person

Not applicable.

CUSIP No. 242309102	13G/A	Page 5 of 7 Pages

Item 4	Ownership.

CoreLogic:

(a) Amount beneficially owned:    0*

(b) Percent of class:    0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:    0

(ii) Shared power to vote or direct the vote:    0

(iii) Sole power to dispose or direct the disposition of:    0

(iv) Shared power to dispose or direct the disposition of:    0

CoreLogic Solutions:

(a) Amount beneficially owned: 0*

(b) Percent of class: 0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:    0

(ii) Shared power to vote or direct the vote:    0

(iii) Sole power to dispose or direct the disposition of:    0

(iv) Shared power to dispose or direct the disposition of:    0

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 242309102	13G/A	Page 6 of 7 Pages

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*	The previous reporting persons were either dissolved or merged into CoreLogic, Inc. and/or CoreLogic Solutions, LLC through internal restructurings in 2011. The previous reporting persons were: First American Credit Management Solutions, Inc., First Advantage Corporation, FADV Holdings, LLC, First American Real Estate Information Services, Inc. and First American Real Estate Solutions LLC. The reporting persons sold all shares of the Issuer in January 2011.

CUSIP No. 242309102	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

CORELOGIC, INC.

By:	/s/ Stergios Theologides
Name:	Stergios Theologides
Title:	Senior Vice President, General Counsel and Secretary

CORELOGIC SOLUTIONS, LLC

By:	/s/ Stergios Theologides
Name:	Stergios Theologides
Title:	Senior Vice President and Secretary

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

The undersigned and each other person executing this joint filing agreement (the “Agreement’) agree as follows:

(1) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G/A to which this Exhibit is attached and such Schedule 13G/A is filed on behalf of the undersigned and each other person executing this Agreement; and

(2) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby executed as of this Agreement this 14th day of February, 2012.

CORELOGIC, INC.

By:	/s/ Stergios Theologides
Name:	Stergios Theologides
Title:	Senior Vice President, General Counsel and Secretary

CORELOGIC SOLUTIONS, LLC

By:	/s/ Stergios Theologides
Name:	Stergios Theologides
Title:	Senior Vice President and Secretary